.8/9



06016869

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kazakhtelecom

*CURRENT ADDRESS Astana
31 Abai Avenue
Republic of Kazakhstan

Dee - we should already have a full address for this company.

**FORMER NAME

**NEW ADDRESS



PROCESSED
SEP 2 0 2006
THOMSON FINANCIAL

FILE NO. 82- 04921 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: MAC

DAT : 9/15/06

RECEIVED

2006 AUG -9 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S 12-31-04

JOINT STOCK COMPANY KAZAKHTELECOM

Financial statements prepared in accordance with International Financial Reporting Standards
For the year ended December 31, 2004

and Independent Auditors' Report

JOINT STOCK COMPANY KAZAKHTELECOM

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche, LLP
Furmanov str., 240-v
Almaty, 480099
Kazakhstan

Tel: +7 (3272) 58 13 40
Fax: +7 (3272) 58 13 41
almaty@deloitte.kz
www.deloitte.kz

INDEPENDENT AUDITORS' REPORT

To the Shareholders of the Joint Stock Company Kazakhtelecom:

We have audited the accompanying balance sheet of Joint Stock Company Kazakhtelecom (the "Company") as at December 31, 2004 and the related statements of operations, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

April 8, 2005

JOINT STOCK COMPANY KAZAKHTELECOM

BALANCE SHEET, PREPARED IN ACCORDANCE WITH IFRS
AS AT DECEMBER 31, 2004
(in thousands of Kazakhstani tenge)

	Notes	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	2	2,545,737	2,244,582
Accounts receivable, net	3	9,772,500	7,763,070
Inventories, net	4	4,699,006	4,077,409
Financial investments	5	200,000	-
Other receivables, net	6	6,545,035	5,397,646
Total current assets		23,762,278	19,482,707
Investments	7	17,826,182	10,557,531
Financial investments	8	438,697	467,867
Long-term accounts receivable	9	1,101,801	1,271,260
Long-term prepaid expenses		136,103	78,652
Fixed assets, net	10	82,380,271	75,281,224
Intangible assets, net	11	1,438,419	1,310,428
TOTAL ASSETS		127,083,751	108,449,669
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	12	4,406,037	6,365,378
Advances received		941,434	733,624
Other payables and accrued liabilities	13	1,144,676	1,249,188
Short-term borrowings	14	7,148,754	7,457,384
Taxes payable		592,791	884,966
Dividends payable	15	199,546	487,690
Total current liabilities		14,433,238	17,178,230
Long-term borrowings	14	19,787,507	21,493,236
Deferred tax liabilities	16	6,823,134	5,780,598
TOTAL LIABILITIES		41,043,879	44,452,064
SHAREHOLDERS' EQUITY:			
Share capital	17	33,090,118	33,090,118
Retained earnings	17	52,949,754	30,907,487
Total shareholders' equity		86,039,872	63,997,605
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		127,083,751	108,449,669

On behalf of the management:





Kanat T. Nurov
Vice-President - Chief Financial Director

April 8, 2005

Timur N. Uzbakhanov
Chief Accountant

April 8, 2005

Notes on pages 7-25 form an integral part of the financial statements. Independent auditors' report is on page 1.

JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF OPERATIONS, PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands of Kazakhstani tenge, except per share information)

	Notes	2004	2003
REVENUES FROM SALES OF SERVICES	23, 26	80,096,397	65,880,642
COST OF SERVICES PROVIDED	18	(46,045,554)	(38,519,198)
GROSS PROFIT		34,050,843	27,361,444
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	18	(12,022,299)	(10,038,149)
OPERATING PROFIT		22,028,544	17,323,295
OTHER INCOME/(EXPENSES)			
Interest expense		(1,123,020)	(1,612,434)
Net foreign exchange gain		1,761,079	348,886
Income from equity investments	7	8,770,710	5,199,582
Other income		1,564,333	2,552,609
Other expenses		(368,615)	(1,565,468)
Total other income		10,604,487	4,923,175
PROFIT BEFORE INCOME TAX EXPENSE		32,633,031	22,246,470
INCOME TAX EXPENSE	16	(7,325,328)	(5,612,904)
NET PROFIT		25,307,703	16,633,566
EARNINGS PER SHARE, basic and diluted, in tenge	19	2,306	1,512

On behalf of the management:



Kanat I. Nurov
Vice-President - Chief Financial Director

April 8, 2005



Timur N. Uzbakhanov
Chief Accountant

April 8, 2005

Notes on pages 7-25 form an integral part of the financial statements. Independent auditors' report is on page 1.

JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF CHANGES IN EQUITY, PREPARED IN ACCORDANCE WITH IFRS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands of Kazakhstani tenge)

	Notes	Share capital	Retained earnings	Total
Balance at January 1, 2003		33,090,118	17,634,931	50,725,049
Net profit for the year		-	16,633,566	16,633,566
Dividends	15	-	(3,361,010)	(3,361,010)
Balance at December 31, 2003		33,090,118	30,907,487	63,997,605
Net profit for the year		-	25,307,703	25,307,703
Dividends	15	-	(3,265,436)	(3,265,436)
Balance at December 31, 2004		33,090,118	52,949,754	86,039,872

On behalf of the management:



Kanat I. Nurov
Vice-President - Chief Financial Director

April 8, 2005



Timur N. Uzbakhanov
Chief Accountant

April 8, 2005

Notes on pages 7-25 form an integral part of the financial statements. Independent auditors' report is on page 1.

JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF CASH FLOWS, PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands of Kazakhstani tenge)

	Notes	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before income tax expense		32,633,031	22,246,470
Adjustments for:			
Depreciation of fixed assets and amortization of intangible assets	10, 11	9,797,614	8,668,301
Provision for/(recovery of) doubtful accounts and other provisions		242,689	(428,277)
Net foreign exchange gain		(1,761,079)	(348,886)
Income from equity investments	7	(8,770,710)	(5,199,582)
Interest expense		1,123,020	1,612,434
Loss on disposal of fixed and intangible assets		71,187	330,732
Other non-cash transactions	20	(93,336)	(593,654)
Operating profit before changes in assets and liabilities		33,242,416	26,287,538
Increase/(decrease) in cash from changes in:			
Accounts receivable and other receivables		(2,044,529)	(2,727,319)
Inventories		(621,597)	(116,609)
Accounts payable and advances received		(904,729)	2,830,340
Other payables and accrued liabilities		60,489	335,685
Cash generated from operations		29,732,050	26,609,635
Interest paid		(1,295,794)	(1,736,930)
Dividends paid, net of taxes	15	(3,309,456)	(2,825,566)
Income tax paid		(6,639,307)	(3,919,399)
Net cash generated by operating activities		18,487,493	18,127,740
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of investments	8	(5,050)	(1,309,783)
Purchase of fixed and intangible assets	20	(17,407,476)	(12,831,250)
Other payments		(752,346)	(973,157)
Proceeds on disposal of investments		-	45,705
Proceeds on disposal of fixed and intangible assets		14,815	105,520
Dividends received, net of taxes	23	1,330,049	-
Net cash used in investing activities		(16,820,008)	(14,962,965)

JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF CASH FLOWS, PREPARED IN ACCORDANCE WITH IFRS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands of Kazakhstani tenge)

	Notes	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings		15,253,337	34,919,076
Repayment of borrowings		(15,966,867)	(37,633,010)
Payment of obligation under finance lease	23	(652,800)	-
Net cash used in financing activities		(1,366,330)	(2,713,934)
NET CHANGE IN CASH AND CASH EQUIVALENTS		301,155	450,841
CASH AND CASH EQUIVALENTS, at the beginning of the year		2,244,582	1,793,741
CASH AND CASH EQUIVALENTS, at the end of the year		2,545,737	2,244,582

On behalf of the management:



Kanat I. Nurov
Vice-President - Chief Financial Director

April 8, 2005



Timur N. Uzbakhanov
Chief Accountant

April 8, 2005

Notes on pages 7-25 form an integral part of the financial statements. Independent auditors' report is on page 1.

(in thousands of Kazakhstani tenge)

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business – Joint Stock Company Kazakhtelecom ("Kazakhtelecom" or the "Company") was established in June 1994 by the Decree of the Cabinet of Ministries of the Republic of Kazakhstan as a national joint stock company and in February 1996 it was reorganized as an open joint stock company (joint stock company since March 2004). The Company is incorporated, domiciled and operates in the Republic of Kazakhstan. The legal address of the Company is: Republic of Kazakhstan, 473000, Astana, Abaya str., 31. The Company is a monopolist providing a basic range of telecommunication services, including local, long-distance (domestic and CIS) and international phone services; telegraph and telex; data telecommunications; lease of channels; TV and radio retransmission; wire radio broadcasting and wireless communications services. The Company employed 33,220 people in 2004 (33,006 people in 2003). The Company is owned by the Government of the Republic of Kazakhstan, Central Asian Industrial Holdings N.V. and other minority shareholders.

Basis of presentation – The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board and are denominated in Kazakhstani tenge ("tenge"). The Company maintains its accounting records in accordance with the accounting rules and regulations promulgated by the Republic of Kazakhstan. These rules and regulations differ from IFRS and, accordingly Kazakhstani financial statements reflect adjustments necessary for such financial statements to conform to IFRS.

Use of estimates and assumptions – The application of IFRS requires management to use reasonable assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash comprises cash on hand and current and short-term deposit accounts in banks with initial maturity not exceeding three months.

Accounts receivable – Accounts receivable are stated at face value less an allowance for uncollectable amounts.

Inventories – Inventories are stated at the lower of cost, using the weighted average method, or net realizable value. Cost includes purchase price, transport and storage costs and allocation of overhead costs. Net realizable value is based on the estimated selling price less selling and transportation costs.

Investments – The Company has no majority owned subsidiaries that are material to the financial statements. The Company accounts for its long-term investments, in which it owns more than 20% of voting stock, using the equity method. The carrying value of such investments is reduced to recognize any decline, other than a temporary decline, in the value of individual long-term investments.

As the historical provider of telecommunication services in the Republic of Kazakhstan, the Company acquired certain rights and licenses free of charge. Such rights and licenses were contributed to the share capital of associated companies. Subsequently such contributions were revalued at fair market value. Management believes this accounting approach better reflects the Company's assets and their cost.

Financial investments – The Company records its investments in securities in the following categories: investments held for trading, investments held-to-maturity and investments available-for-sale. The classification used depends on the purpose for which these investments were acquired. Management determines the classification of investments on the date of acquisition and reviews the classification on a regular basis.

After initial recognition, the Company records investments held for trading and investments available-for-sale at fair value. Investments held-to-maturity are recorded at amortized cost. Profit/(loss) from the changes in fair values of investments and amortization of discounts or premiums are recorded in the statement of operations in the year incurred.

Fixed and intangible assets – Property, plant and equipment and intangible assets used in operations are recorded at the lower of restated cost or estimated recoverable amount. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of three to fifty years as follows:

Buildings	50 years
Premises	10-20 years
Telecommunication equipment	5-20 years
Other machinery and equipment	3-20 years
Transport and other	3-10 years
Assets under finance lease	lower of the estimated useful life or the term of lease
Intangible assets - software	5 years

Gains and losses on disposal of fixed and intangibles assets are included in other income/(expenses) in the statement of operations.

Leasing – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Company at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the statement of operations over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each reporting period.

Leased assets are depreciated over their estimated useful economic lives or over the term of the lease, if shorter. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset.

Rents paid under operating leases are charged to the statement of operations as incurred.

Impairment – At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as decrease in revaluation reserve.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income in the same period.

Revenue recognition – Revenue for all types of services is recognized when they are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized as an expense in the statement of operations in the period in which they are incurred.

Income taxes – The Company determines income tax expense using the liability method whereby the expected income tax effects of temporary differences between the financial statements prepared in accordance with IFRS and Kazakhstan tax legislation are reported as deferred tax payable in the future or as deferred tax assets recoverable in the future. Deferred tax assets are recorded to the extent that there is a reasonable expectation that the assets will be realized.

Foreign currency transactions – The Company's functional currency is the Kazakhstani tenge. Exchange gains and losses on transactions in foreign currencies completed during the year are reflected in the statement of operations. Assets and liabilities denominated in foreign currencies are recorded in the accompanying balance sheet using exchange rates as at reporting date.

Non-cash transactions – The Company conducts some of its settlements through non-cash transactions. Goods received are valued at the amount of services rendered. Inventory of goods received is periodically reviewed for proper valuation and written down to net realizable value.

Reclassification – Certain prior years amounts have been reclassified to conform to 2004 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

2. CASH AND CASH EQUIVALENTS

As at December 31, 2004 cash in the amount of 4,865 thousand tenge was pledged as collateral for guarantees issued by JSC Halyk Bank of Kazakhstan in the favor of the Company.

As at December 31, 2004 cash in the amount of 3,457 thousand tenge was restricted for use by decision of the Almaty city court to cover claims from suppliers.

(in thousands of Kazakhstani tenge)

3. ACCOUNTS RECEIVABLE, NET

	2004	2003
Trade accounts receivable	8,953,595	8,503,991
Allowance for doubtful accounts receivable	(784,474)	(875,894)
Total trade receivables, net	8,169,121	7,628,097
Trade accounts receivable from associated companies	1,815,767	165,402
Allowance for doubtful accounts receivable	(212,388)	(30,429)
Total trade receivables from associated companies, net (see Note 23)	1,603,379	134,973
Total	**9,772,500**	**7,763,070**

In accordance with the Astana city court's decision, accounts receivable from government entities (which were reclassified in 2003 from long-term accounts receivable to current accounts receivable in the amount of 259,334 thousand tenge) were offset in December 2003 against the Company's liability on the KFW loan in the amount of 205,898 thousand tenge (see Note 14). The remaining receivables of 53,436 thousand tenge were offset during 2004.

4. INVENTORIES, NET

	2004	2003
Materials	4,728,369	4,088,680
Goods	49,651	16,347
Provision for obsolete and slow moving inventories	(79,014)	(27,618)
Total	**4,699,006**	**4,077,409**

5. FINANCIAL INVESTMENTS

During 2004 the Company invested available cash to the short-term financial instruments.

6. OTHER RECEIVABLES, NET

	2004	2003
Other receivables	2,648,628	2,806,345
Receivables from employees and other individuals	137,907	153,797
Accounts receivable from associated companies (see Note 23)	187,387	7,213
Prepaid expenses	187,884	287,200
Advances paid	3,566,636	2,704,827
Allowance for doubtful other receivables	(183,407)	(561,736)
Total	**6,545,035**	**5,397,646**

(in thousands of Kazakhstani tenge)

As at December 31, 2004 advances paid include 1,413,096 thousand tenge of advances paid to CJSC National Company Kazakhstan Temir Zholy for the Company's share in the joint construction of the "Transport Tower" building (2003: 1,352,923 thousand tenge).

On November 29, 2003 the Government of the Republic of Kazakhstan issued a resolution whereby this building should be transferred to state ownership in accordance with terms that will be determined jointly by the Company, the Ministry of finance of the Republic of Kazakhstan, the Ministry of economy and budget planning of the Republic of Kazakhstan and the Ministry of transport and communications of the Republic of Kazakhstan. As at the date of these financial statements, negotiations on the conditions of the transfer were ongoing with the relevant government bodies. Therefore, the effect of the transaction will be reflected in the financial statements of the Company at the moment when it can be estimated.

7. INVESTMENTS

	2004	2003
LLP GSM Kazakhstan OJSC Kazakhtelecom	16,743,067	9,474,209
JSC Nursat	1,083,115	1,083,322
JSC Altel	-	-
Total	**17,826,182**	**10,557,531**

Name of investee	Place of incorporation and operation	Proportion of ownership interest	Proportion of voting power held	Principal activity
LLP GSM Kazakhstan OJSC Kazakhtelecom	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC Altel	Republic of Kazakhstan	50%	50%	Telecommunication services
JSC Nursat	Republic of Kazakhstan	41.25%	41.25%	Telecommunication services

Equity investments:

The Company does not have control over the activity of JSC Altel because the Company does not have the authority to determine financial and operating policies of JSC Altel, does not have a right to appoint or dismiss the majority of the Board of Directors and does not have control over the Board of Directors.

Interest in accumulated losses of JSC Altel in excess of the carrying value of investments amounts to 1,432,415 thousand tenge and 453,560 thousand tenge as at December 31, 2004 and 2003, respectively. The Company's share in the accumulated losses of JSC Altel is determined on the basis of the unaudited financial statements of JSC Altel prepared in accordance with Kazakhstan Accounting Standards.

(in thousands of Kazakhstani tenge)

LLP GSM Kazakhstan OJSC Kazakhtelecom:

	2004	2003
Cost of investment at the beginning of the year	9,474,209	4,300,549
Share of income for the reporting period	8,770,917	5,173,660
Dividends receivable	(1,502,059)	-
Cost of investment at the end of the year	**16,743,067**	**9,474,209**

Income from this equity investment was determined on the basis of the audited financial statements of LLP GSM Kazakhstan OJSC Kazakhtelecom prepared in accordance with US GAAP which were reviewed for conformity with IFRS. Income has been reflected in the statement of operations as "Income from equity investments".

JSC Nursat:

	2004	2003
Cost of investment at the beginning of the year	1,083,322	1,057,400
Share of (loss)/income for the reporting period	(207)	25,922
Cost of investment at the end of the year	**1,083,115**	**1,083,322**

The Company's share of the loss from this equity investment was determined on the basis of the unaudited financial statements of JSC Nursat prepared in accordance with Kazakhstan Accounting Standards which were reviewed for conformity with IFRS. The loss has been reflected in the statement of operations as "Income from equity investments".

8. FINANCIAL INVESTMENTS

During 2003 the Company acquired bearer coupon bonds that mature on September 27, 2006, and indexed coupon bonds that mature on December 23, 2009.

9. LONG-TERM ACCOUNTS RECEIVABLE

	2004	2003
Long-term receivables from associated companies (see Note 23)	884,525	884,525
Other long-term receivables	217,276	386,735
Total	**1,101,801**	**1,271,260**

(in thousands of Kazakhstani tenge)

10. FIXED ASSETS, NET

	Land	Buildings and premises	Equipment	Other	Construction in progress	Total
Cost or restated amount						
As at January 1, 2004	425,231	10,203,117	109,595,145	5,015,649	6,489,386	131,728,528
Additions	39,694	505,816	5,472,900	1,280,683	9,539,149	16,838,242
Transfers	-	981,152	10,725,725	17,690	(11,724,567)	-
Disposals	(4,723)	(118,722)	(1,390,723)	(249,026)	(102,098)	(1,865,292)
Internal transfer between groups	-	14,493	92,017	(106,510)	-	-
Reclassification	-	-	50,359	86	14,116	64,561
As at December 31, 2004	460,202	11,585,856	124,545,423	5,958,572	4,215,986	146,766,039
Accumulated depreciation						
As at January 1, 2004	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Charge for the year	-	268,726	8,580,540	519,401	-	9,368,667
Disposals	-	(32,472)	(1,197,594)	(199,571)	-	(1,429,637)
Internal transfer between groups	-	17,302	(27,891)	10,589	-	-
Reclassification	-	-	(566)	-	-	(566)
As at December 31, 2004	-	3,305,236	58,341,838	2,712,431	-	64,359,505
Provision for suspended projects as at December 31, 2004	-	-	-	-	(26,263)	(26,263)
Net book value as at December 31, 2004	460,202	8,280,620	66,203,585	3,246,141	4,189,723	82,380,271
Net book value as at December 31, 2003	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

As at December 31, 2004, equipment in the amount of 1,911,165 thousand tenge is pledged as collateral for loans from the European Bank for Reconstruction and Development ("EBRD"), Sumitomo Corporation and a credit line of Commerzbank (FRG) through HSBK. Equipment in the amount of 1,296,549 thousand tenge was pledged as collateral for the loans from the EBRD and Sumitomo Corporation as at December 31, 2003 (see Note 14).

(in thousands of Kazakhstani tenge)

11. INTANGIBLE ASSETS, NET

Cost	
As at January 1, 2004	2,553,159
Additions	624,405
Reclassification	(64,561)
Disposals	(5,803)
As at December 31, 2004	3,107,200
Accumulated amortization	
As at January 1, 2004	1,242,731
Charge for the year	428,947
Reclassification	566
Disposals	(3,463)
As at December 31, 2004	1,668,781
Net book value as at December 31, 2004	**1,438,419**
Net book value as at December 31, 2003	**1,310,428**

12. ACCOUNTS PAYABLE

	2004	2003
Accounts payable to suppliers and contractors	4,351,259	6,035,083
Accounts payable to associated companies (see Note 23)	54,778	330,295
Total	**4,406,037**	**6,365,378**

13. OTHER PAYABLES AND ACCRUED LIABILITIES

	2004	2003
Salaries payable to employees	547,849	513,856
Deferred income	22,918	3,885
Other	573,909	731,447
Total	**1,144,676**	**1,249,188**

(in thousands of Kazakhstani tenge)

14. BORROWINGS

Borrowings as at December 31, 2004 include the following:

Lender	Balance	Average annual nominal interest rate, %	Secured/ Unsecured
Bank loans:			
EBRD	12,350,000	5	Secured
BLG Munchen (FRG)	2,120,056	2-3	Unsecured
Commerzbank AG	1,941,140	3	Unsecured
Credit Agricole Indosuez/Calyon (France)	1,585,687	4	Unsecured
Citibank Kazakhstan	1,430,000	6	Unsecured
Bank Hapoalim B.M.	867,717	5	Unsecured
ABN AMRO Bank Kazakhstan	837,932	5-6	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	794,887	6	Unsecured
Nova Ljublianska Bank	495,836	6	Unsecured
Bank Leumi, Le-Israel B.M.	294,597	2	Unsecured
Credit line of Commerzbank (FRG) through HSBK	203,222	6	Secured
Nordea Bank	39,174	6	Secured
Commercial loans from suppliers:			
The Eximbank of Korea through OJSC "Industrial Park"	2,012,273	3	Unsecured
Sumitomo Corporation	785,566	6	Secured
Total loans	**25,758,087**		
Notes payable	1,178,174		Unsecured
Total	**26,936,261**		
Less: Amounts due for settlement within 12 months (shown under current liabilities)	(7,148,754)		
Amounts due for settlement after 12 months	19,787,507		

As part of the Company's overall program aimed to reschedule maturity dates of the loans and reduce debt service cost, on September 30, 2003, the Company and the EBRD entered for an agreement for a syndicated loan (the "Loan agreement") and a restructuring of the existing liabilities of the Company. The total amount of the transaction was USD 110 million, consisting of two tranches with maturities of 5 and 7 years. The interest rate for the loan is equal to the Margin and the London Inter Bank Offer Rate ("LIBOR") for the period of interest accrual.

(in thousands of Kazakhstani tenge)

In accordance with the Loan agreement in December 2003 the Company received funds amounting to USD 84 million. The Company received USD 11 million during 2004.

According to the Loan agreement, the collateral for the loan is as follows: the Company's bank accounts in Kazakhstan in national currency; monetary claims of the Company to its current and future Kazakhstani clients and debtors; the Company's rights, interests and benefits under all its current and future insurance policies, except for obligatory insurance policies; immovable property represented by buildings where automatic long-distance switching exchanges are installed; tangible movable assets represented by cross equipment.

Borrowings as at December 31, 2003 include the following:

Lender	Balance	Average annual nominal interest rate, %	Secured/ Unsecured
Bank loans:			
EBRD	12,052,658	5	Secured
Commerzbank AG	2,616,056	3	Unsecured
BLG Munchen (FRG)	2,177,391	2-4	Unsecured
Credit Agricole Indosuez (France)	1,628,041	4	Unsecured
KFW bank	494,326	7	Unsecured
Bank Leumi, Le-Israel B.M.	490,232	2	Unsecured
Credit line from Commerzbank (FRG) through HSBK	344,690	6	Secured
Nova Ljublianska Bank	257,958	5	Unsecured
Nordea Bank	130,378	6	Secured
Commercial loans from suppliers:			
The Eximbank of Korea through OJSC "Industrial Park"	1,942,940	3	Unsecured
Sumitomo Corporation	1,042,421	6	Secured
Alcatel SEL AG	711,865	8	Secured
Fujitsu Siemens	43,129	10	Unsecured
Iskratel D.O.O.	8,203	7	Unsecured
Others	3,310		Unsecured
Total loans	**23,943,598**		
Bearer bonds	3,605,500	10	Unsecured
Notes payable	1,401,522		Unsecured
Total	**28,950,620**		
Less: Amounts due for settlement within 12 months (shown under current liabilities)	(7,457,384)		
Amounts due for settlement after 12 months	21,493,236		

(in thousands of Kazakhstani tenge)

The shareholders of JSC Kazakhtelecom made a decision on January 22, 2001 to issue bonds. The National commission on securities of the Republic of Kazakhstan registered the first issue of the Company's bonds on March 6, 2001. 250,000 bearer coupon bonds each with a par value of USD 100 and maturity date of March 15, 2004 were issued (total amount of issue is USD 25,000,000). As a result of special trading, 193,387 bearer coupon bonds were placed as at December 31, 2001 (see Note 17).

The remaining 56,613 coupon bonds were fully placed in 2002. These bonds were fully redeemed in accordance with the issue prospectus in March 2004.

The following table reflects maturity date of borrowings:

	2004	2003
Within one year	7,148,754	7,457,384
One to two years	6,290,611	4,475,152
Three to five years inclusive	10,913,829	13,321,239
After five years	2,583,067	3,696,845
Total	**26,936,261**	**28,950,620**

Analysis of borrowings by currency:

	2004	2003
Tenge	121,275	3,310
USD	17,006,452	17,824,703
Euro	7,478,861	8,741,668
Yen	317,400	437,999
South Korean won	2,012,273	1,942,940
Total	**26,936,261**	**28,950,620**

Central Asian Industrial Holdings N.V. is a significant shareholder of the Company. JSC Kazkommertsbank and Central Asian Industrial Holdings N.V. have common shareholders.

Interest paid on loans from JSC Kazkommertsbank was 32,151 thousand tenge in 2003. During 2004 the Company had no loans from JSC Kazkommertsbank.

During 2004 JSC Kazkommertsbank issued guarantees in favor of JSC Kazakhtelecom in the amount of 94,729 thousand tenge (2003: 158,443 thousand tenge).

The Company's KFW group credit line (the "Loan") to finance the purchase of equipment was guaranteed by the Government of the Republic of Kazakhstan (the "Government"). During 1999, the court of the Republic of Kazakhstan ruled that the portion of the loan relating to the equipment initially delivered to JSC Mangistaumunaigas and JSC Kaskor (third parties) must be assumed by the Government and is not repayable by Kazakhtelecom. As at the date of these financial statements, a formal agreement regarding the settlement terms has not been signed between the Government and JSC Kazakhtelecom although there has been no formal appeal by the Government of the court's decision. Management believes the Government will abide by the court ruling.

(in thousands of Kazakhstani tenge)

During 2004 the Company lodged a claim with the court to refund in the recourse order an amount of interest paid by the Company on the portion of the loan. As at the date of these financial statements no court rulings have been made on this legal case. Accordingly, no income and assets have been recognized in these financial statements.

15. DIVIDENDS

Dividends of 300 tenge per preferred share were accrued in 2004 and 2003, in accordance with the shares' issue documents. Total dividends accrued was 120,957 thousand tenge in each year.

According to the decision made at the annual general shareholders meeting on April 23, 2004 the Company accrued additional dividends on preferred shares for 2003 in the amount of 5,969 thousand tenge in order to bring the value of dividends on the preferred shares to the level of not less the value of dividends on common shares to meet the requirements of the legislation of the Republic of Kazakhstan. During 2004 payments made on preferred shares were 97,953 thousand tenge.

During 2004, following a decision made at the extraordinary general shareholders meeting on July 9, 2004 the amount of dividends in respect of 2002 on shares in the Company held by the Government was reduced by 300,015 thousand tenge against prior year retained earnings.

According to the decision made at the annual general shareholders meeting on April 23, 2004 the Company accrued dividends of 3,438,525 thousand tenge in respect of its common shares. During 2004, the Company fully paid the dividends in the amount of 3,211,503 thousand tenge net of withholding income tax in accordance with the legislation of the Republic of Kazakhstan.

16. INCOME TAX

Deferred tax has been calculated based on the following temporary differences:

	2004	2003
Deferred tax asset		
Difference in allowances for doubtful accounts	996,861	906,323
Other	463,571	435,589
	1,460,432	1,341,912
Statutory tax rate	30%	30%
Deferred tax asset	438,129	402,574
Deferred tax liability		
Difference in the net book value of property, plant and equipment and construction in progress	24,204,210	20,610,571
	24,204,210	20,610,571
Statutory tax rate	30%	30%
Deferred tax liability	7,261,263	6,183,172
Net deferred tax liability	**6,823,134**	**5,780,598**

(in thousands of Kazakhstani tenge)

Income tax expense included in the statement of operations is as follows:

	2004	2003
Current income tax expense	6,282,792	3,594,402
Deferred income tax expense	1,042,536	2,018,502
Income tax expense	**7,325,328**	**5,612,904**

Reconciliation of income tax from the statutory rate of 30% to actual income tax provided for the years ended December 31, 2004 and 2003, is as follows:

	2004	2003
Profit before income tax expense	32,633,031	22,246,470
Tax at statutory rate of 30%	9,789,909	6,673,941
Tax impact of non-taxable income from equity investments	(2,631,213)	(1,559,875)
Tax impact of other non-tax deductible expenses/(non-taxable income)	166,632	498,838
Income tax expense	**7,325,328**	**5,612,904**

Average effective tax rate was 22.4% and 25.2% for 2004 and 2003, respectively.

Income tax is payable in accordance with the tax laws of the Republic of Kazakhstan. Certain expenditures recorded in the statement of operations are not deductible for Kazakhstan tax purposes and others are only deductible in future periods. Normally, for these future deductible expenses, a deferred tax asset is recorded. The statutory tax rate in Kazakhstan is 30%. The tax charge for the year ended December 31, 2004 is disproportionate to the profit before income tax due to expenses included in the statement of operations and disallowable for Kazakhstan corporate income tax purposes and due to non-taxable income.

17. SHARE CAPITAL AND RETAINED EARNINGS

	2004	2003
Share capital:		
Preferred non-voting shares, par value KZT 1,000 per share: Authorized, issued and fully paid 1,213,653 shares	1,213,653	1,213,653
Common voting shares, par value KZT 1,000 per share: Authorized, issued and fully paid 10,922,876 shares	10,922,876	10,922,876
Inflation adjustment	23,606,449	23,606,449
Treasury shares (810,459 preferred shares at cost of exchange as at December 31, 2004, and 810,456 as at December 31, 2003, respectively)	(2,652,860)	(2,652,860)
	33,090,118	33,090,118

(in thousands of Kazakhstani tenge)

The Company's share capital consists of common voting shares and preferred non-voting shares each with a par value of KZT 1,000 per share. Each common share carries an equal voting right, whereas the preferred shares rank higher in dividend and liquidation rights but in general do not have voting rights. The preferred shares pay a minimum dividend of 30% of their par value.

In accordance with a decision approved at the shareholders' general meeting, the Board of Directors made a decision on October 22, 2001 to issue bonds in exchange for preferred shares. Trading was conducted from November 26 to 30 and from December 3 to 5, 2001 on the Kazakhstan Stock Exchange.

As a result of special trading in 2001-2002, 250,000 bearer bonds of the Company were fully placed. These bonds were fully redeemed according to the issue prospectus in March 2004. On March 28, 2004 the Agency of the Republic of Kazakhstan for regulation and supervision of the financial market and financial institutions approved a report on the redemption of the Company's bonds of the first issue.

As at December 31, 2004 treasury preferred shares had not been placed back into the stock market.

As at December 31, 2004 and 2003 retained earnings do not include an amount of non-distributable reserves of 1,842,404 thousand tenge, which represents the difference between the par value of treasury preferred shares and cost of their exchange for bearer bonds.

As at December 31, 2004 and 2003 retained earnings include a statutory capital reserve of 1,820,479 thousand tenge which was created in accordance with the legislation of the Republic of Kazakhstan.

Owners of more than 5% of the share capital are the following:

Shareholder or nominal holder	**Number of shares**	**Number of shares**	**Share in share capital, %**	
	2004	**2003**	**2004**	**2003**
Common shares				
State property and privatisation committee of the Ministry of finance	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Holdings N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Other	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Preferred shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preferred shares – treasury shares	(810,459)	(810,456)		

(in thousands of Kazakhstani tenge)

18. OPERATING EXPENSES

	2004	2003
Staff costs	20,018,527	17,812,635
Communication expenses (see Note 23)	15,065,623	11,898,437
Depreciation of fixed assets and amortization of intangible assets (see Notes 10 and 11)	9,797,614	8,668,301
Raw materials and consumables	2,669,850	2,290,381
Repair and maintenance of fixed assets	2,058,089	1,718,888
Tax expenses	2,001,956	1,265,296
Selling expenses	994,226	739,190
Electricity and utility expenses	758,633	738,948
Business trip expenses	489,558	405,827
Bank commissions	301,705	317,720
Other	3,912,072	2,701,724
Total	**58,067,853**	**48,557,347**

The reconciliation of the operating expenses with amounts in the statement of operations is provided as follows:

	2004	2003
Cost of services provided	46,045,554	38,519,198
Selling, general and administrative expenses	12,022,299	10,038,149
Total	**58,067,853**	**48,557,347**

19. EARNINGS PER SHARE

Basic and diluted earnings per share were 2,306 and 1,512 tenge for 2004 and 2003, respectively.

The calculation of basic and diluted earnings per common share is based on the following data:

	2004	2003
Net profit for the year	25,307,703	16,633,566
Dividends to preferred shares	(120,957)	(120,957)
Profit for the purposes of basic and diluted earnings per common share	**25,186,746**	**16,512,609**

The number of common shares outstanding for 2004 and 2003 amounted to 10,922,876. There are no potentially dilutive common shares.

(in thousands of Kazakhstani tenge)

20. SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

In 2004 and 2003 significant additions to fixed assets were financed by bank loans and commercial loans from suppliers.

Other offsets of accounts receivable and loans payable are disclosed in Note 3.

In 2003 "Other non-cash transactions" include the recovery of a provision created in the financial statements of 2002 and other non-cash transactions.

21. CONCENTRATION OF BUSINESS RISKS AND CONTINGENCES

Operating environment – The Company's principal business activities are within the Republic of Kazakhstan. Laws and regulations affecting businesses operating in the Republic of Kazakhstan are subject to rapid changes and the Company's assets and operations could be at risk due to negative changes in the political and business environments.

Taxation – In 2004 the Company was subject to a comprehensive audit by the tax authorities for the fiscal years 2000-2003, which resulted in assessments of additional taxes and penalties totaling 768,112 thousand tenge. The management believes that the Company is complying with the tax legislation and appealed these assessments in the order established by the applicable legislation. Accordingly, no provision for these additional assessments had been made in the financial statements. As at the date of these financial statements no final court rulings have been made for this appeal.

Future tax examinations could raise issues or assessments, which are contrary to the Company's tax filings. Such assessments could include taxes, penalties and interest, and these amounts could be material. The Company believes it has complied with Kazakhstani tax legislation.

22. PENSIONS AND RETIREMENT PLANS

Pensions – Employees of the Company receive pension benefits in accordance with the laws and regulations of the Republic of Kazakhstan. The related expenses are 1,608,001 and 1,334,198 thousand tenge for the years ended December 31, 2004 and 2003, respectively. As at December 31, 2004 and 2003, the Company was not liable for any material supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees, except as discussed below.

Social liabilities – On December 17, 1998 the Company concluded a collective agreement with its employees. Under the terms of this agreement the Company is obliged to make certain social payments relating to employees' pensions. The pensions' amount may vary from year to year. Due to the lack of adequate statistical data, the Company is not able to arrive at the estimated period when its employees will retire from the Company, and therefore these financial statements do not reflect provision for such future liabilities. The management of the Company believes that the total amount of such potential provision is not significant for the financial statements.

(in thousands of Kazakhstani tenge)

23. RELATED PARTIES

In 1996 the Company entered into an agreement to provide and to receive telecommunication services with JSC Altel. In 1999 the Company entered into an agreement to provide and to receive telecommunication services with LLP GSM Kazakhstan OJSC Kazakhtelecom. In August 2002 the Company purchased shares in JSC Nursat.

The details of significant transactions with related parties are as follows:

Telecommunication services provided to related parties

	2004	2003
LLP GSM Kazakhstan OJSC Kazakhtelecom	8,096,609	5,022,418
JSC Altel	621,071	205,023
JSC Nursat	100,980	75,332

Telecommunication services received from related parties

	2004	2003
LLP GSM Kazakhstan OJSC Kazakhtelecom	6,740,755	5,101,456
JSC Altel	197,676	857
JSC Nursat	32,206	45,617

Trade accounts receivable from related parties

	31 December 2004	31 December 2003
LLP GSM Kazakhstan OJSC Kazakhtelecom, net	1,181,923	1,019
JSC Altel, net	409,100	132,776
JSC Nursat, net	12,356	1,178
Total	**1,603,379**	**134,973**

Accounts payable to related parties

	31 December 2004	31 December 2003
JSC Altel	47,941	12,724
LLP GSM Kazakhstan OJSC Kazakhtelecom	6,837	314,586
JSC Nursat	-	2,985
Total	**54,778**	**330,295**

During 2004 the Company entered into an agreement with JSC Altel for the lease of telecommunication equipment in the total amount of 652,800 thousand tenge. As at December 31, 2004 the carrying value of this equipment amounts to 567,652 thousand tenge and is recorded in construction in progress. Under the finance lease agreement, the lease expires on January 1, 2010, and the Company is entitled to an extension of the lease. The Company does not have significant contingent liabilities under this lease.

(in thousands of Kazakhstani tenge)

In 2003 to increase working capital and to purchase and install a CDMA network, the Company provided financial aid to JSC Altel in the amount of 884,525 thousand tenge with maturity in February 2007 (see Note 9).

During the reporting period the Company provided financial aid to JSC Altel in the amount of 140,000 thousand tenge with maturity in May 2005 (see Note 6).

Contingent liabilities and guarantees to related parties

The Company issued a guarantee to ABN AMRO Bank, Stockholm in favor of JSC Altel for USD 15.2 million under the funding scheme of the purchase of mobile communication equipment. This transaction was approved at the general shareholders meeting of the Company in accordance with the applicable law. The Company is also acting as a guarantor under a long-term loan agreement between JSC Altel and Industrial-Commercial Bank of China. The amount of the guarantee issued under this loan agreement does not exceed USD 4.2 million.

Dividends

During 2004, in accordance with the decision of the annual general participants meeting, LLP GSM Kazakhstan OJSC Kazakhtelecom distributed 25% of its net income for 2003 as dividends to its participants in proportion to their interest.

Prices

Prices in the transactions with related parties are established using comparable uncontrolled price method.

24. CAPITAL COMMITMENTS

Capital commitments:

- 2005	30,712,123
- 2006	26,661,000
- 2007	23,763,000
	81,136,123

25. RISK MANAGEMENT POLICIES

Risk management is an essential element of the Company's operations. The main risks inherent to the Company's operations are those related to credit risk exposures, changes of interest rates and foreign exchange rates. A description of the Company's risk management policies in relation to those risks follows.

Credit risk management – The financial instruments, which are potentially exposed to credit risk, are mostly represented by accounts receivable from operations and other debtors. Credit risk related to these assets is limited due to the broad client base of the Company and implementation of continuous control procedures over the creditworthiness of customers and other debtors.

(in thousands of Kazakhstani tenge)

Foreign currency risk management – The financial instruments, which are potentially exposed to currency risk, are mostly represented by accounts receivable and accounts payable from operations and borrowings. The currencies of the Company's borrowings are disclosed in Note 14.

Interest rate risk management – The Company's accounts receivable include interest-free financial assets (see Note 23). Interest rates paid for the Company's borrowings are disclosed in Note 14. In order to manage interest rate risks the Company combines variable and fixed rates of interest on its borrowings.

26. PROGRAM OF LIBERALIZATION OF TELECOMMUNICATION MARKET

The Resolution of the Government of the Republic of Kazakhstan # 925 dated September 2, 2004 provided for the early cancellation of the Company's exclusive right to render long-distance and international phone communication services.

During 2004 the Company paid 514 million tenge to the budget for provision of long-distance and/or international phone communications and received compensation for provision of universal services in rural areas in the amount of 514 million tenge. In October 2004, the Company reduced tariffs on international phone communications by 20% and, at the same time increased the monthly fixed subscription fee for city customers by 20%. The total effect of these changes during 2004 was a reduction in the Company's revenues of 240 million tenge being revenues from increase of subscription fee of individuals in the amount of 286 million tenge and losses on international phone calls in the amount of 526 million tenge.

From January 2005 pursuant to the Resolution of the Government of the Republic of Kazakhstan #28 dated January 19, 2005 "On implementation of changes and alterations to the Resolution of the Government of the Republic of Kazakhstan # 884 dated August 21, 2004", the 10-second billing method for intrazone and long-distance phone connections was introduced. In previous periods, billing was made on the 1-minute basis.